SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                          SCHEDULE 13D
                        Amendment No. 2


           Under the Securities Exchange Act of 1934


               SUPERCONDUCTOR TECHNOLOGIES, INC.
                        (Name of Issuer)


                 Common Stock, $0.001 par value
                 (Title of Class of Securities)


                           867931107
                         (CUSIP Number)


                    H. Vaughan Blaxter, III
                      1900 Grant Building
                 Pittsburgh, Pennsylvania 15219

                         (412) 281-2620
         (Name, address and telephone number of person
       authorized to receive notices and communications)

                        August 11, 1998
     Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following
box       [ X ]

CUSIP NO. 867931107

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     C. G. GREFENSTETTE                               I.D. ####-##-####

2    Check the Appropriate Box if Member of a Group      (a)  [ X ]   (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                     [       ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     5,000

8    Shared Voting Power
     2,291,667

9.   Sole Dispositive Power
     5,000

10   Shared Dispositive Power
     2,291,667

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,296,667

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     25.15%

14   Type of Reporting Person
     IN

CUSIP NO. 867931107

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     HENRY L. HILLMAN                                    I.D. ####-##-####

2    Check the Appropriate Box if Member of a Group     (a)  [ X ]    (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                     [       ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     2,291,667

9    Sole Dispositive Power

10   Shared Dispositive Power
     2,291,667

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,291,667

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     25.10%

14   Type of Reporting Person
     IN

CUSIP NO. 867931107

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     ELSIE HILLIARD HILLMAN                       I.D. ####-##-####

2    Check the Appropriate Box if Member of a Group     (a)  [ X ]    (b)  [   ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                     [       ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     2,291,667

9    Sole Dispositive Power

10   Shared Dispositive Power
     2,291,667

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,291,667

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     25.10%

14   Type of Reporting Person
     IN

CUSIP NO. 867931107

1 Name of Reporting Person S.S. or I.R.S. Identification No. of above Person HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN & C. G. GREFENSTETTE,
     TRUSTEES OF THE HENRY L. HILLMAN TRUST U/A DATED NOVEMBER
     18, 1985                                I.D. #18-2145466

2    Check the Appropriate Box if Member of a Group    (a)  [ X ]    (b)  [    ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                     [       ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     2,291,667

9    Sole Dispositive Power

10   Shared Dispositive Power
     2,291,667

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,291,667

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     25.10%

14   Type of Reporting Person
     OO

CUSIP NO. 867931107

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     THE HILLMAN COMPANY                            I.D. #25-1011286

2    Check the Appropriate Box if Member of a Group     (a)  [ X ]    (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                     [       ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     2,191,667

9    Sole Dispositive Power

10   Shared Dispositive Power
     2,191,667

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,191,667

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     24%

14   Type of Reporting Person
     CO

CUSIP NO. 867931107

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     WILMINGTON INVESTMENTS, INC.                 I.D. #51-0344688

2    Check the Appropriate Box if Member of a Group     (a)  [ X ]     (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                     [       ]

6    Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power

8    Shared Voting Power
     2,191,667

9    Sole Dispositive Power

10   Shared Dispositive Power
     2,191,667

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,191,667

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     24%

14   Type of Reporting Person
     CO

CUSIP NO. 867931107

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     WILMINGTON SECURITIES, INC.                      I.D. #51-0114700

2    Check the Appropriate Box if Member of a Group     (a)  [ X ]     (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                        [       ]


6    Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     2,191,667

8    Shared Voting Power

9    Sole Dispositive Power
     2,191,667

10   Shared Dispositive Power

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,191,667

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     24%

14   Type of Reporting Person
     CO

                          SCHEDULE 13D


     This statement ("Statement") constitutes the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 20, 1998 (the "Filing").

Item 1.  Security and Issuer

     This Statement relates to the Common Stock, $0.001 par value, of Superconductor Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 460 Ward Drive, Suite F, Santa Barbara, California 93111-2310. The Common Stock is quoted on the Nasdaq National Market under the symbol "SCON".

Item 2.  Identity and Background

     (a) Names of persons filing (individually, the "Registrant" and collectively, the "Registrants"):

          Wilmington Securities, Inc., a wholly-owned subsidiary of Wilmington Investments, Inc.

          Wilmington Investments, Inc., a wholly-owned subsidiary of The Hillman Company.

          The Hillman Company, a corporation controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust U/A dated
          November 18, 1985.

          Henry L. Hillman, Elsie Hilliard Hillman and C. G.
          Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "Henry L. Hillman Trust").

          C. G. Grefenstette

          Henry L. Hillman

          Elsie Hilliard Hillman

          The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

     (b)  Business Address

          The addresses of the Registrants are as follows:

          The Hillman Company and the Henry L. Hillman Trust are each located at:
          1900 Grant Building
          Pittsburgh, Pennsylvania 15219

          Wilmington Securities, Inc. and Wilmington Investments, Inc. are each located at:
          824 Market Street, Suite 900
          Wilmington, Delaware 19801

          C. G. Grefenstette
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

          Henry L. Hillman
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

          Elsie Hilliard Hillman
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

     (c)  Principal occupation or employment

          The principal occupations of the corporations, listed in response to
          Item 2(a) are: diversified investments and operations.

          The principal occupation of the Henry L. Hillman Trust is: diversified investments and operations.

          C. G. Grefenstette
          See Exhibit 1

          Henry L. Hillman
          See Exhibit 1

          Elsie Hilliard Hillman
          See Exhibit 1


     (d)  Criminal convictions

          None of the persons named in Item 2(a)(including Exhibit 1) have been convicted in a criminal proceeding in the last five years.

     (e)  Civil proceedings

          None of the persons listed in response to Item 2(a) (including Exhibit
          1) have in the last five years been subject to a judgment, decree or final order as described in Item 2, subsection (e) of Schedule 13D.

     (f)  Citizenship

          Wilmington Securities, Inc. and Wilmington Investments, Inc. are Delaware corporations.

          The Hillman Company is a Pennsylvania corporation.

          The Henry L. Hillman Trust is a Pennsylvania trust.

          C. G. Grefenstette, Henry L. Hillman and Elsie Hilliard Hillman are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

          None.

Item 4.  Purpose of Transaction

     On August 11, 1998, Wilmington Securities, Inc. purchased 125,000 shares of Series A-1 Preferred Stock which are convertible into 250,000 shares of Common Stock and a Warrant for 66,667 shares of Common Stock from the Issuer in a private transaction for $1,000,000.

          Except as set forth above, the Registrants have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or Management of the Issuer including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act of 1933, or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a)  Beneficial Ownership

          5,000 shares of Common Stock are owned of record and beneficially by C. G. Grefenstette.

          775,000 shares of Common Stock are owned of record and beneficially by Wilmington Securities, Inc. Wilmington
          Securities, Inc. also owns 500,000 shares of Series A Preferred
          Stock which are convertible into 1,000,000 shares of Common
          Stock.  Wilmington Securities, Inc. owns 125,000 shares of Series
          A-1 Preferred Stock which are convertible into 250,000 shares of Common Stock. Wilmington Securities, Inc. owns a Warrant for 100,000 shares of Common Stock and a Warrant for 66,667 shares of Common Stock.

          100,000 shares of Common Stock are owned of record and beneficially by the Henry L. Hillman Trust.

     (b)  Power to Vote or Dispose of Shares

          Each person listed above in response to Item 5(a) has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of those shares except as follows:

          (i) Wilmington Investments, Inc., The Hillman Company, Henry L. Hillman, as settlor and Trustee of the Henry L. Hillman Trust, and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust, may be deemed to share voting and disposition power regarding 2,191,667 shares of Common Stock held beneficially by Wilmington Securities, Inc.

          (ii) Henry L. Hillman, as settlor and Trustee of the Henry L. Hillman Trust, and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust, may be deemed to share voting and disposition power regarding 100,000 shares of Common Stock held beneficially by the Henry L. Hillman Trust.

     (c), (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer

     Wilmington Securities, Inc. entered into a Series A Preferred Stock Purchase Agreement dated as of March 26, 1998 pursuant to which the Issuer had an option to require Wilmington Securities, Inc. to purchase up to 333,333 additional shares of the Issuer's Series A Preferred Stock under certain circumstances. Pursuant to the Series A-1 Preferred Stock Purchase Agreement dated August 11, 1998 by and between Wilmington Securities, Inc. and the Issuer, the Issuer's right to exercise such option has been terminated.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1.     Information concerning officers and directors of reporting persons and certain affiliates thereof.


                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WILMINGTON SECURITIES, INC.


                              /s/ Andrew H. McQuarrie
                         By _________________________________________
                              Andrew H. McQuarrie, Vice President

                         WILMINGTON INVESTMENTS, INC.


                              /s/ Andrew H. McQuarrie
                         By _________________________________________
                              Andrew H. McQuarrie, Vice President

                         THE HILLMAN COMPANY


                              /s/ Lawrence M. Wagner
                         By _________________________________________
                              Lawrence M. Wagner, President

                         HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN
                         & C. G. GREFENSTETTE, TRUSTEES OF THE HENRY
                         L. HILLMAN TRUST U/A DATED NOVEMBER 18,
                         1985


                              /s/ C. G. Grefenstette
                         By _________________________________________
                              C. G. Grefenstette, Trustee


                         /s/ C. G. Grefenstette
                         ____________________________________________
                         C. G. Grefenstette


                         /s/ Henry L. Hillman
                         ____________________________________________
                         Henry L. Hillman


                         /s/ Elsie Hilliard Hillman
                         ____________________________________________
                         Elsie Hilliard Hillman


August 20, 1998
       Date